UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

As at April 27, 2008

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT

FOR THE PERIOD ENDED:  January 31, 2008

Commission File No. 000-18343

WORLD VENTURES INC.

(Translation of registrant’s name into English)

102 Piper Crescent

Nanaimo, British Columbia, Canada V9T 3G3

(Address of principal executive office)

Tel: (250) 756-0291

(Registrant’s telephone number including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1).

[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7).

[   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [X]

If “Yes” is marked, indicate blow the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

EXHIBIT INDEX SUBMITTED HEREWITH

Exhibits	Description

31.1	Certificate CEO WVI January 31, 2008 Financial Statements

31.2	Certificate CFO WVI January 31, 2008 Financial Statements

99.1	Interim Financial Statements for the Three Months Ended January 31, 2008

99.2	Management’s Discussion and Analysis for the Three Months Ended January 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:  /s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

Date:  April 27, 2008